UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SHF Holdings, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

824430102

(CUSIP Number)

Doug Fagan | President / CEO

Partner Colorado Credit Union

6221 Sheridan Blvd, Arvada, CO 80003

(303) 422-6221

Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 21, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 824430102
1	Names of Reporting Persons. Partner Colorado Credit Union
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐ Not Applicable
3	SEC Use Only
4	Source of Funds SC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 21,616,139
	8	Shared Voting Power 0
	9	Sole Dispositive Power 21,616,139
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,616,139
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ Not Applicable
13	Percent of Class Represented by Amount in Row (11) 46.76%
14	Type of Reporting Person SA

ITEM 1. SECURITY AND ISSUER

This Schedule 13D relates to the Class A Common Stock, par value $0.0001 per share (the “Common Stock”), of SHF Holdings, Inc. (the “Issuer”). The Issuer’s principal executive office is located at 1526 Cole Blvd., Suite 205, Golden, CO 80140.

ITEM 2. IDENTITY AND BACKGROUND

This Schedule 13D is filed by Partner Colorado Credit Union, a Colorado not-for profit cooperative with its principal offices at 6221 Sheridan Blvd, Arvada, CO 80003 (“Reporting Person”). During the last five years, the Reporting Person has not been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On July 12, 2023 (the “Transfer Date”), the Reporting Person transferred 970,000 shares of the Issuer’s Class A Common Stock to Ms. Sundie Seefried pursuant to an agreement between the Reporting Person and Ms. Seefried previously disclosed in Issuer’s Schedule 14A filed June 10, 2022.

ITEM 4. PURPOSE OF TRANSACTION

The information furnished in Item 3 is incorporated into this Item 4 by reference. From time to time, the Reporting Person may determine to dispose of all or a portion of the shares of Issuer Common Stock which are beneficially owned by the Reporting Person and over which the Reporting Person has investment power.

Other than as described above in this Item 4 and Item 6, the Reporting Person does not have any present plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(

a) – (b): As of the date hereof, Reporting Person beneficially owns 21,616,139 shares of Common Stock, which represents approximately 46.76% of the Common Stock issued and outstanding, based on shares of common stock of the Issuer outstanding as reported in the Issuer’s Form 10Q filed on May 15, 2023.

(c): Other than with respect to the transaction described in Item 3 above, the Reporting Person has not affected any transactions in the shares of the Issuer during the past 60 days.

(d): To the best knowledge of Reporting Person, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of any of the shares of Common Stock reported in Item 5(a).

(e): Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information furnished in Item 3 is incorporated into this Item 6 by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 21, 2023
Date

/s/ Doug Fagan
Signature

Doug Fagan, President / CEO, Partner Colorado Credit Union
Name/Title